

November 3, 2008

Mr. Walter Merschat
Chief Executive and Financial Officer
Ameriwest Energy Corp.
123 West 1st Ave., Suite 215
Casper, WY 82601

> **Re:** **Ameriwest Energy Corp.**
> **Form 10-K/A for Fiscal Year Ended December 31, 2007**
> **Filed August 25, 2008**
> **Form 10-Q/A for Fiscal Quarter Ended March 31, 2008**
> **Filed August 25, 2008**
> **Response Letter Dated October 27, 2008**
> **File No. 000-52034**

Dear Mr. Merschat:

We have completed our review of your filings and response letter and have no further comments at this time.

Sincerely,

Karl Hiller
Branch Chief